Exhibit 99.1

OceanaGold President and CEO to Retire in Q2 2027

VANCOUVER, BC, Sept. 23, 2026 /CNW/ -- OceanaGold Corporation (TSX: OGC) (NYSE: OGC) ("OceanaGold" or the "Company") announces that Gerard Bond, President and Chief Executive Officer, has advised the Board of Directors of his intention to retire in April 2027 after a successful five years of leading OceanaGold.

Gerard Bond, President and CEO of OceanaGold, said "Leading OceanaGold has been a privilege and the best and most enjoyable role of my career. Through the efforts of many across the Company, we have delivered a tremendous and sustained uplift in operational and financial performance, a strengthening of leadership capability and culture, addition and advancement of numerous growth opportunities in our portfolio, and excellent shareholder returns. With the Company in such a strong position and with a clear and well-funded growth pipeline, it is the right time for the next President and CEO to drive execution of, and further build on, this strong platform."

"OceanaGold has incredibly talented and committed leaders in place across all operating sites and functions, and they will continue to drive sound execution of the strategy that has been so successful for the Company's shareholders since I joined in 2022. We are on track to deliver 2026 production guidance, to add the Katanning Gold Project to our portfolio via the Ausgold acquisition, and to continue to drive our growth pipeline and exploration success forward."

Gerard plans to retire in Australia, after his five-year anniversary of joining OceanaGold and having worked 30 years in the resources industry. At the request of the Board, he will be a Special Advisor to the Board and incoming President and CEO for a period of six months post his departure.

Chairman of the OceanaGold Board of Directors, Paul Benson, said "Gerard has done a stellar job of leading OceanaGold through a period of transformation across all five pillars of the Company's strategy: safe and responsible maximization of gold production, building a winning culture, adding growth ounces in a cost-effective manner, being financially strong, and having a good rating with the investment community. This has all translated into strong relative total shareholder returns over this period."

"The outlook is incredibly bright for OceanaGold, with a strong and capable executive, excellent leaders and teams at our operations, an incredible culture, compelling growth options in progress at all operations, and a strong financial position. We are generating impressive cashflows and deploying capital in a balanced way that sustains the business, grows the business, keeps us financially strong and provides excellent returns to shareholders – none of this is expected to be altered by the change in leadership."

"Our role as a Board is to secure the best possible leader for the Company and we have appointed a leading international search firm, Spencer Stuart, to assist the Board in evaluating internal and external candidates. We are grateful for the period of notice Gerard has given us, his commitment to lead the business with his usual passion and focus until he departs in the second quarter of 2027, as well as his willingness to provide ongoing advisory support post departure from OceanaGold, which all combine to ensure a smooth and successful transition. We will keep the market informed on progress as appropriate."

About OceanaGold

OceanaGold is a global intermediate gold and copper producer committed to safely and responsibly maximizing the generation of Free Cash Flow from our operations and delivering strong returns for our shareholders. We have a portfolio of four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.

Cautionary Statements for Public Release

This news release contains certain "forward-looking statements" and "forward-looking information" (collectively, "forward-looking statements") within the meaning of applicable Canadian and United States securities laws which may include, but are not limited to, statements with respect to: the terms of and completion of the Transaction; the strategic rationale and benefit of the Transaction to OceanaGold and Ausgold shareholders; and OceanaGold's plans with respect to Katanning, including its development and drilling plans, expected annual production, first gold pour, and anticipated timing for publishing a technical report in accordance with NI 43-101 and an update to the market on OceanaGold's proposed development plan. All statements in this news release that address events or developments that the Company expects to occur in the future are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, although not always, identified by words such as "may", "plans", "expects", "projects", "is expected", "scheduled", "potential", "estimates", "forecasts", "intends", "targets", "aims", "anticipates" or "believes" or variations (including negative variations) of such words and phrases, or may be identified by statements to the effect that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks include, among others: the risk of the Transaction closing conditions not being satisfied or the SID otherwise being terminated; the actual results of future production, development and/or exploration activities; possible variations of ore grade, metallurgy or recovery rates; changes in mine plans, project parameters or assumptions as plans continue to be refined; delays in, or inability to complete, development or construction or expansion activities; failures or underperformance of plant, equipment, infrastructure or processes; geotechnical risks or events, including open pit wall stability, crown pillar failure, land subsidence and tailings dam failures; scarcity in and disruption of global supply chain and/or increases in prices, including as a result of international conflicts, such as the recent and ongoing U.S.-Iran conflict; challenges associated with effective water management; environmental, health and safety and climate-related risks; risks related to community acceptance, stakeholder engagement and social licence to operate; competition for mineral properties and other growth opportunities; legal and regulatory challenges to current and future permits, certifications, approvals or licences; adverse judicial, regulatory or governmental decisions; delays in, or inability to obtain, financing or governmental approvals on acceptable terms; changes in laws, regulations, taxation regimes, regulated accounting standards or their interpretation or application; the risks associated with operating in foreign jurisdictions, including political instability, changes in policy or law, civil unrest, blockades or conflict; fluctuations in the prices of gold, copper and silver; general business, economic and market conditions (including changes in global, national or regional financial, credit, currency or securities markets); changes or developments in global, national or regional political and social conditions; fluctuations in foreign exchange rates; trade policies and tensions, including tariffs; inflationary pressure; labour availability, retention and turnover; accidents, labour disputes, work stoppages and other operational risks of the mining industry; limitations of insurance coverage or uninsured risks; the conclusions of economic evaluations, studies and models; information technology, artificial intelligence and cybersecurity risks; and those other factors identified and described in more detail in the section entitled "Risk Factors" contained in the Company's most recent Annual Information Form and the Company's other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission (the "SEC"), which are available under the Company's profile on SEDAR+ at sedarplus.ca and on EDGAR at sec.gov, respectively, and on the Company's website at oceanagold.com. The list is not exhaustive of the factors that may affect the Company's forward-looking statements.

The Company's forward-looking statements are based on the applicable assumptions and factors Management considers reasonable as of the date hereof, based on the information available to Management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to the Company's ability to complete the Transaction and carry out future operations, including: exploration and development activities; the timing, extent, duration and economic viability of such operations; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; the Company's ability to meet estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold, copper and silver; foreign exchange rates; taxation levels; the timely receipt of necessary permits, certifications, approvals or licences, including satisfaction of closing conditions in respect of the Transaction; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry.

The Company's forward-looking statements are based on the opinions and estimates of Management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. The Company does not assume any obligation to update forward-looking statements if circumstances or Management's beliefs, expectations or opinions should change other than as required by applicable laws. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities the Company will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements.

Cautionary Statements for United States Readers

The scientific and technical disclosure in this news release was prepared in accordance with NI 43-101, which differs from the scientific and technical disclosure requirements of the SEC that are applicable to domestic United States reporting companies. Any Mineral Reserves and Mineral Resources reported by OceanaGold in accordance with NI 43 – 101 may not qualify as such under SEC standards, including Subpart 1300 of Regulation S-K under the United States Securities Exchange Act of 1934, as amended. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, OceanaGold is not required to provide disclosure on its mineral properties under applicable SEC rules and regulations and provides disclosure under NI 43 – 101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. Accordingly, Mineral Resources and Mineral Reserves information and other scientific and technical information contained or referenced in this news release may not be comparable to similar scientific and technical information disclosed by United States public companies subject to the reporting and technical disclosure requirements of the SEC. Historical results or feasibility models presented herein are not guarantees or expectations of future performance.

View original content to download multimedia:https://www.prnewswire.com/news-releases/oceanagold-president-and-ceo-to-retire-in-q2-2027-302888238.html

SOURCE OceanaGold Corporation

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/September2026/23/c5858.html

%CIK: 0001487326

For further information: For further information please contact: Investor Relations, Brian Martin, Senior Vice President, Business Development & Investor Relations, Tel: +1 604-678-4096, ir@oceanagold.com; Valerie Burns, Director, Investor Relations, Tel: +1 604-235-0742, ir@oceanagold.com; Media Relations, Louise Burgess, Vice President, Communications, Tel: +1 604-403-2019, media@oceanagold.com

CO: OceanaGold Corporation

CNW 17:00e 23-SEP-26